FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

R E
5-1-02

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May, 2002

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's press release announcing results of operations for the first quarter of 2002 ended March 31, 2002, including schedules of Proforma Consolidated Statements of Income and GAAP Reported Consolidated Statements of Income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: ______________________
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: Friday, May 10, 2002

ECI TELECOM ANNOUNCES FIRST QUARTER 2002 RESULTS

-- Balance Sheet Continues to Improve: Cash Exceeds Bank Obligations By $53 Million --

PETAH TIKVA, ISRAEL, May 5, 2002, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the first quarter of 2002 ended March 31, 2002.

Revenues for the first quarter of 2002 were $194.7 million compared to $252.5 million recorded in the first quarter of 2001. Revenues in the first quarter of last year include $16.0 million from Business Systems, which was sold during the 4th quarter of 2001. Gross profit was $71.7 million, or 36.8% of revenues, compared to pro forma gross profit of $63.2 million, or 25.0% of revenues in the first quarter of 2001. The pro forma operating loss for the first quarter of 2002 was ($4.0 million) compared to a pro forma operating loss of ($48.5 million) in the same period a year ago. The pro forma net loss for the first quarter of 2002 was ($8.0 million), or ($0.08) per diluted share compared to a pro forma net loss of ($42.0 million), or ($0.45) per diluted share for the same period last year.

During the first quarter of 2002, the Company recorded 2 one-time items: a capital gain from the sale of a portion of the Company's ECtel shares of $11.6 million ($9 million after tax) included in "Other income (expenses), net," and a write-off of goodwill of $53 million as a result of the initial application of FASB 142 and 144, mainly associated with InnoWave, recorded in "Impairment of assets," and "Cumulative effect of accounting change, net." In the first quarter of 2001, the Company recorded one-time items totaling $214.4 million consisting principally of an inventory write-off, a charge for impairment of assets and other items.

Including the above items, the first quarter 2002 net loss, according to GAAP, was ($52.1 million), or ($0.52) per diluted share compared to a net loss ($256.4 million), or ($2.77) per diluted share for the same period last year.

During the quarter, ECI continued to improve its balance sheet. The Company had an inflow of cash of $140 million, consisting of $66 million net cash flow from operations, $4 million from other sources, a $50 million investment from outside investors, and $20 million in net proceeds from the sale of a portion of the Company's holdings in ECtel. As a result of the significant increase in cash, the Company completed the early repayment of $50 million of bank debt. These developments are reflected in the cash and short term investments balance of $323 million compared to $233 million on December 31, 2001, and in loans from banks. As of the end of the quarter, cash and short term investments exceeded bank debt by $53 million, compared to a negative position of $87 million at the end of 2001 and a negative $110 million on March 31, 2001. During the quarter, inventories declined by $32 million and receivables by $33 million.

Highlights of the Quarter

(See attached table for additional information about segments - not according to GAAP)

- **Inovia Telecoms,** which specializes in broadband access, reached operating profitability for the first time. Gross margins continued to increase this quarter reaching 25.2% compared to 16.2% in the 4th quarter of 2001 and a negative (12.3)% in the 1st quarter of 2001. During the quarter, Inovia successfully completed field trials with Deutsche Telekom for G.SHDSL service deployment to business customers, a capability that was demonstrated at Deutsche Telekom's booth at CeBIT, 2002. In addition, Deutsche Telekom chose Inovia as a supplier of ADSL USB modems for residential subscribers.

- The XDM metropolitan optical platform of **Lightscape Networks** experienced strong growth in the quarter, gained strategic market share and attracted new customers. The XDM now comprises a substantial portion of Lightscape's revenues and offset the decline in the legacy Syncom and Luminet products.

- Although sales of the T::DAX digital cross-connect declined slightly in the quarter, **Enavis** broadened its customer base adding customers in both North America and the Asia Pacific regions. Its next generation super-broadband optical cross connect, the T::CORE, is on track for customer trials in the 4th quarter.

- **InnoWave** recorded a decline in sales of its legacy MGW system, reflecting the challenging conditions in the fixed wireless market. During the quarter, the company successfully completed network trials of the eMGW, wireless DSL (digital subscriber line), which is now available to current and new customers.

- **Next Generation Telephony Solutions (NGTS)** completed integration of its VoIP platform with 3 softswitch partners to offer a joint solution which is a fault tolerant, Class IV replacement.

ECtel (NASDAQ: ECTX). As of March 31, 2002, ECI held a 59% stake in ECtel. ECtel's results for the first quarter were reported on April 24, and are reflected in the attached consolidated tables.

Commenting on the results, Doron Inbar, President and CEO said, "We are pleased that, in spite of the continuing deterioration in industry fundamentals, our revenues were in line with our guidance. Our highest priority for the last year has been to improve our financial performance and I am glad to report another quarter of significant progress. During the quarter we improved gross margins, reduced operating expenses, had positive EBITDA, and significantly improved our balance sheet via strong cash generation and debt reduction.

"At the same time, we continue to invest in and develop our business. We are focused on the metropolitan optical and access markets, and on opportunities presented by the international expansion of major networks – areas in which service providers continue to invest.

"We will remain concentrated on our core activities as we continue to improve our financial performance. Although visibility remains very low, our guidance is unchanged. We believe revenues in the second quarter of 2002 will be similar to the first quarter and expect to return to profitability in the second half of this year."

A conference call to discuss ECI Telecom's first quarter 2002 results will be held tomorrow, May 6th at 8:30am EST (15:30 Israel time) before the market opens in the US.

To access the conference call, please dial one of the following numbers: US: (888) 273-9887, International: (612) 332-0718, Israel: 1800 260 789 or 03-9255910.

A replay option will be available after the conference call, from 1:45pm EST on May 6th, 2002, through May 13th, 2002 at 11:59pm EST.

Replay numbers: US: (800)-475-6701, Int. +320-365-3844. Access code for both: 636936. Israel: 03-925-5938.

A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.

About ECI Telecom
ECI is a provider of advanced, telecommunications solutions. Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

Contact: Investor Relations, ECI Telecom:
Israel:
Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com
Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com
US:
Brooke Greenwald: 301-296-0533 email : brooke.greenwald@ecitele.com

TABLE - 1(A)
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF INCOME
This schedule is to assist the reader in reconciling from the GAAP
reported results to the Proforma results
(In thousands, except per share figures)

	Three Months Ended March 31, 2002			Three Months Ended March 31, 2001		
	U.S. GAAP Reported	Proforma Adjustments (B)	Proforma	U.S. GAAP Reported	Proforma Adjustments (C)	Proforma
Revenues	194,694	-	194,694	252,510	-	252,510
Cost of revenues	119,211	-	119,211	183,924	-	183,924
Royalties to the government of Israel (A)	3,821	-	3,821	5,404	-	5,404
Inventory write-off	-	-	-	95,020	(95,020)	-
Gross profit (loss)	71,662	-	71,662	(31,838)	95,020	63,182
Research and development costs, net	27,709	-	27,709	43,642	-	43,642
Selling and marketing expenses (A)	31,636	-	31,636	44,012	-	44,012
General and administrative expenses	*15,926*		*15,926*	*26,367*	*(8,331)*	*18,036*
Amortization of acquisition-related intangible assets	440	-	440	6,038	-	6,038
Impairment of assets	15,835	(15,835)	-	83,167	(83,167)	-
Restructuring and spin-off expenses	-	-	-	7,496	(7,496)	-
Operating loss	*(19,884)*	*15,835*	*(4,049)*	*(242,560)*	*194,014*	*(48,546)*
Financial income ,net	1,291	-	1,291	6,298	-	6,298
Other income (expenses),net	10,714	(11,556)	(842)	(20,157)	20,004	(153)
Loss from continuing operations before taxes on income	(7,879)	4,279	(3,600)	(256,419)	214,018	(42,401)
Taxes on income	(4,677)	2,600	(2,077)	648	-	648
Loss from continuing operations after taxes on income	(12,556)	6,879	(5,677)	(255,771)	214,018	(41,753)
Company's equity in results of investee companies - net	(800)	-	(800)	546	-	546
Minority interest in results of subsidiaries - net	(1,518)	-	(1,518)	(812)	-	(812)
Loss from continuing operations	(14,874)	6,879	(7,995)	(256,037)	214,018	(42,019)
Loss from discontinuing operations, net of tax	-	-	-	(2,108)	2,108	-
Cumulative effect of an accounting change, net	(37,196)	37,196	-	1,703	(1,703)	-
Net loss	(52,070)	44,075	(7,995)	(256,442)	214,423	(42,019)
Basic earnings (loss) per share						
Continuing operations	(0.15)		(0.08)	(2.77)		(0.45)
Weighted average number of shares outstanding used to compute basic earnings per share - in thousands	100,430		100,430	92,455		92,455
Diluted earnings (loss) per share						
Continuing operations	(0.15)		(0.08)	(2.77)		(0.45)
Weighted average number of shares outstanding used to compute diluted earnings per share - in thousands	100,430		100,430	92,455		92,455

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B)Proforma adjustments consist of "one-time items" as follow : impairment of assets, capital gain of sale portion of ECTEL shares and cumulative effect of an accounting change.

(C) Proforma adjustments consist of "one-time items" as follow: inventory write-off, allowance for *doubtful receivables , restructuring expenses, impairment of assets, net capital losses, net loss from* discontinuing operation and cumulative effect of an accounting change.

TABLE - 1(B)
ECI TELECOM LTD.
AND SUBSIDIARIES
GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share figures)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Three Months Ended December 31, 2001
Revenues	$194,694	$252,510	$232,756
Cost of revenues	119,211	183,924	152,394
Royalties to the government of Israel (A)	3,821	5,404	4,145
Inventory write-off	-	95,020	13,326
Gross profit (loss)	71,662	(31,838)	62,891
Research and development costs, net	27,709	43,642	28,717
Selling and marketing expenses (A)	31,636	44,012	31,063
General and administrative expenses	15,926	26,367	24,471
Amortization of acquisition-related intangible assets	440	6,038	2,651
Impairment of assets	15,835	83,167	896
Inovia royalties settlement with the government of Israel	-	-	8,394
Restructuring and spin-off expenses	-	7,496	8,273
Purchase of in-process research and development	-	-	916
Operating loss	(19,884)	(242,560)	(42,490)
Financial income - net	1,291	6,298	865
Other income (expenses),net	10,714	(20,157)	(79)
Loss from continuing operations before taxes on income	(7,879)	(256,419)	(41,704)
Taxes on income	(4,677)	648	(748)
Loss from continuing operations after taxes on income	(12,556)	(255,771)	(42,452)
Company's equity in results of investee companies - net	(800)	546	(379)
Minority interest in results of subsidiaries - net	(1,518)	(812)	(655)
Loss from continuing operations	(14,874)	(256,037)	(43,486)
Income (loss) from discontinuing operations, net of tax	-	(2,108)	339
Cumulative effect of an accounting change, net	(37,196)	1,703	-
Net Loss	(52,070)	(256,442)	(43,147)
Basic earnings (loss) per share			
Continuing operations	$(0.15)	$(2.77)	$(0.47)
Discontinuing operations	-	$(0.02)	$0.00
Cumulative effect of an accounting change	$(0.37)	$0.02	-
	$(0.52)	$(2.77)	$(0.47)
Weighted average number of shares outstanding used to compute basic earnings per share - in thousands	100,430	92,455	93,413
Diluted earnings (loss) per share			
Continuing operations	$(0.15)	$(2.77)	$(0.47)
Discontinuing operations	-	$(0.02)	$0.00
Cumulative effect of an accounting change	$(0.37)	$0.02	-
	$(0.52)	$(2.77)	$(0.47)
Weighted average number of shares outstanding used to compute diluted earnings per share - in thousands	100,430	92,455	93,413

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

TABLE - 1 (C)
ECI TELECOM LTD.

CONSOLIDATED STATEMENTS OF INCOME
Additional information about segments
(Dollars In thousands)

Three months ended March 31
2002

	Lightscape networks	Inovia Telecoms	NGTS	Innowave	Enavis Networks	Ectel	OTHER	TOTAL
Revenues	48,112	67,546	16,424	19,285	15,856	23,096	4,375	194,694
Cost of revenues	29,790	50,502	6,061	11,593	9,077	9,369	6,640	123,032
Gross profit (loss)	18,322	17,044	10,363	7,692	6,779	13,727	(2,265)	71,662
Research and development costs	6,931	6,860	3,942	2,978	3,685	3,327	(14)	27,709
Selling and marketing expenses	10,920	6,210	4,457	2,902	2,610	4,305	232	31,636
General and administrative expenses	1,839	3,412	1,595	1,230	1,334	2,120	4,396	15,926
Amortization of acquisition-related intangible assets	-	270	170	-	-	-	-	440
Impairment of assets	-	-	-	15,835	-	-	-	15,835
Operating loss	(1,368)	292	199	(15,253)	(850)	3,975	(6,879)	(19,884)
operating income (loss) from continuing operations excluding "one-time items" (B)	**(1,368)**	**292**	**199**	**582**	**(850)**	**3,975**	**(6,879)**	**(4,049)**

Three months ended March 31
2001

	Lightscape networks	Inovia Telecoms	NGTS	Innowave	Enavis Networks	Ectel	OTHER	TOTAL
Revenues	53,373	63,635	18,165	35,157	36,754	18,210	27,216	252,510
Cost of revenues (A)	35,452	71,445	8,632	24,846	21,946	7,737	19,270	189,328
Inventory write-off	28,500	43,700	15,721	6,233	600	-	266	95,020
Gross profit (loss)	(10,579)	(51,510)	(6,188)	4,078	14,208	10,473	7,680	(31,838)
Research and development costs	7,490	10,044	6,197	4,840	7,890	2,649	4,532	43,642
Selling and marketing expenses (A)	11,869	7,819	6,702	5,356	4,727	3,227	4,312	44,012
General and administrative expenses	5,023	2,682	2,881	4,167	5,214	1,887	4,513	26,367
Amortization of acquisition-related intangible assets	-	2,355	217	1,981	1,532	-	(47)	6,038
Impairment of assets	-	37,896	7,569	36,502	-	-	1,200	83,167
Restructuring and spin-off expenses	-	462	-	3,318	2,128	-	1,588	7,496
Operating income (loss)	(34,961)	(112,768)	(29,754)	(52,086)	(7,283)	2,710	(8,418)	(242,560)
operating income (loss) from continuing operations excluding "one-time items" (C)	**(4,400)**	**(30,710)**	**(5,894)**	**(3,633)**	**(1,255)**	**2,710**	**(5,364)**	**(48,546)**

Note:

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: impairment of assets.

(C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses and impairment of assets.

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
GAAP REPORTED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2002	March 31, 2001	December 31, 2001
Assets			
Current Assets			
Cash and cash equivalents	312,990	215,848	226,192
Short-term investments	9,658	28,691	7,126
Trade Receivables	267,384	422,772	300,753
Other receivables and prepaid expenses	60,099	72,336	76,200
Recoverable costs and estimated earnings, not yet billed	13,568	39,265	30,368
Inventories	242,776	380,982	274,640
Total current assets	906,475	1,159,894	915,279
Investments, long-term bank deposits and receivables - net of current maturities	211,626	209,082	209,296
Property, plant and equipment - net	174,633	196,881	182,348
Software development costs, net	25,370	28,547	27,086
Other assets	29,954	123,442	82,918
Total assets	1,348,058	1,717,846	1,416,927
Liabilities and shareholders' equity			
Current liabilities			
Short-term credits	123,352	104,929	120,030
Trade payables	44,407	157,391	79,776
Other payables and accrued liabilities	189,556	234,735	180,780
Total current liabilities	357,315	497,055	380,586
Long-term liabilities			
Loans from banks	146,667	250,000	200,000
Other liabilities	11,247	10,411	11,573
Liability for employee severance benefits - net	27,716	28,014	28,338
Total long-term liabilities	185,630	288,425	239,911
Minority Interest	52,557	29,755	41,574
Shareholders' equity			
Share capital	6,140	5,873	5,873
Capital surplus	622,975	680,732	656,614
Accumulated other comprehensive income	1,944	(923)	1,800
Retained earnings	121,497	329,501	173,567
	752,556	1,015,183	837,854
Treasury stock	-	(112,572)	(82,998)
Total shareholders' equity	752,556	902,611	754,856
Total Liabilities and shareholders' equity	1,348,058	1,717,846	1,416,927